NOVAWEST RESOURCES INC.

Suite 1000, The Marine Building, 355 Burrard Street, Vancouver, British Columbia, Canada V6C 2G8
Phone: (604) 683-8990 or Toll Free: 1-800-663-8990 Fax: (604) 574-5139
Web[redacted]w.novawest.com E-Mail: novawest@novawest.com

FOR IMMEDIATE RELEASE
PRIVATE PLACEMENT CLOSES

TSX Venture Exchange Listed – Symbol "NVE"
Frankfurt Exchange Listed – Symbol "NWM"
Website – http://www.novawest.com

S.E.C. Exemption 12(g)3-2(b)
File No. 82-3822
Standard & Poors Listed
Dun & Bradstreet Listed

July 29, 2004

Novawest Resources Inc. (the "Company" Symbol "NVE" on the TSX Venture Exchange and "NWM" on the Frankfurt Stock Exchange) is pleased to announce that it has closed its private placement of 1,000,000 units at a price of $0.40 per unit, which was previously announced on July 19, 2004.

Each unit consists of one common share in the capital of the Company and one share purchase warrant. Each warrant will entitle the purchaser to purchase one additional share exercisable up to January 31, 2006 at a price of $0.50 per share. As previously announced, one-half of the units issued are flow-through units.

Finder's fees of 11,500 units, at a price of $0.40 per unit, on the same terms as the above units were paid in connection with the private placement.

The shares and any shares issued upon exercise of the warrants shall not trade on or before November 28, 2004 under the BC Securities Act and the policies of the TSX Venture Exchange.

Novawest invites the public to visit its website at http://www.novawest.com or e-mail us at novawest@novawest.com to be added to the Company's e-mail list for press releases and updates.

ON BEHALF OF THE BOARD OF DIRECTORS OF NOVAWEST RESOURCES INC.

"Patrick D. O'Brien"
Patrick D. O'Brien – Chairman

THE TSX VENTURE EXCHANGE AND THE FRANKFURT STOCK EXCHANGE HAVE NOT REVIEWED AND DO NOT ACCEPT RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THIS RELEASE.